

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 20, 2010

<u>VIA U.S. MAIL and FACSIMILE (812) 934-8189</u>

Mr. Gregory N. Miller
Senior Vice President and Chief Financial Officer
Hill-Rom Holdings, Inc.
1069 State Route 46 East
Batesville, Indiana 47006

> RE: **Hill-Rom Holdings, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed November 24, 2009**
> **File No. 001-06651**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 35

Fiscal Year Ended September 30, 2009 Compared to Fiscal Year Ended September 30, 2008, page 36

1. We note from your disclosure on pages 36, 40, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, on your website you identify your distributor in Syria, your country sales director for Iran, and your area manager for Sudan. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.

   Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Financial Statements, page 57

Statements of Consolidated Income (Loss), page 60

3. We noted that you classify revenue on the face of your income statement as either capital sales or rental revenues. In light of your disclosures that you earn revenues from the sales of products, rentals and the provision of services, please tell us your consideration of Rule 5-03 (b) of Regulation S-X with regard to presenting revenues (and cost of revenues) from products and services separately.

Notes to Consolidated Financial Statements, page 64

1. Summary of Significant Accounting Policies, page 64

Revenue Recognition — Sales and Rentals, page 69

4. We see disclosures herein that reserves for contractual and other routine billing allowances are recorded and *reflected as a reduction of rental revenues*. We also see you indicate "An allowance for doubtful accounts is also recorded on capital product sales, but is not reflected as a reduction of revenues. Rather it is recorded as a component of operating expenses." Please tell us the U.S. GAAP that supports your presentation of doubtful account (receivable) allowances for rental revenues as a reduction of revenues. Tell us the significance of rental revenue receivable allowance amounts to your income statements for all periods presented.

5. Impairment of Goodwill and Other Intangibles, page 79

5. We see disclosures on page 80 (and page 53) that your calculations of the fair values of your reporting unit's net assets included obtaining third-party appraisals of significant tangible and intangible assets. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

15. Segment Reporting, page 98

6. Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles. Please revise your disclosures in future filings to comply with FASB ASC 280-10-55-23.

Form 10-Q for the quarterly period ended March 31, 2010

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

3. Acquisitions, page 8

Encompass, page 8

7. We see that on November 9, 2009 you entered into a joint venture (JV) with Encompass Group and note that the joint venture is 60 percent owned by Hill-Rom and 40 percent owned by Encompass Group. We also see disclosures on page 9 that "The joint venture agreements contain both a put option for Encompass Group and a call option for the Company, requiring or allowing Hill-Rom to purchase the remaining 40 percent interest which is based on predetermined earnings multiples. Changes to the value of the put are accreted to noncontrolling interest in our Condensed Consolidated Balance Sheet with the offset being recorded as a component of retained earnings." Please tell us the U.S. GAAP that you considered when determining how to account for and present your investment in the Encompass JV (and the put option thereon) in your financial statements. Specifically tell us the U.S. GAAP that you believe addresses your required accounting for changes in the value of the put.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3603 with any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant